Filed by HEARx Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934
Subject Company: Helix Hearing Care of America Corp.
Registration Statement No. 333-73022

On May 29, 2002, HEARx issued the following press release:

FOR IMMEDIATE RELEASE

Company Contacts:	The Investor Relations Company:
Paul A. Brown, M.D.	Karl Plath or
HEARx Ltd.	Brien Gately
(561) 478-8770 Ext. 123	(847) 296-4200

Steve Forget
Helix Hearing Care of America Corporation
(514) 353-0001

HEARx AND HELIX SET JUNE 26 FOR SPECIAL MEETINGS OF
STOCKHOLDERS TO VOTE ON COMBINATION

WEST PALM BEACH, Fla., and MONTREAL, May 29, 2002—HEARx Ltd. (AMEX: EAR) and Helix Hearing Care of America Corporation (TSE: HCA) today announced that special meetings of stockholders will be held on June 26, 2002 to vote on proposals relating to the proposed combination of HEARx and Helix. HEARx stockholders of record at the close of business on May 10, 2002 will be entitled to vote at the special meeting. Helix stockholders of record at the close of business on May 20, 2002 will be entitled to vote at the special meeting.

The HEARx special meeting of stockholders will be held at 5:00 p.m. New York time on June 26, 2002 at the Yale Club, 50 Vanderbilt Avenue, New York, NY 10017.

The Helix special meeting of stockholders will be held at 4:00 p.m. Montreal time on June 26, 2002 at 1000 De La Gauchetiére West, Montreal, Quebec H3B 3W4.

HEARx also announced that the Securities and Exchange Commission has declared effective the registration statement on Form S-4 containing the joint proxy statement that will be mailed to HEARx and Helix stockholders in connection with the special meetings.

About HEARx
 HEARx Ltd. provides hearing care to patients whose health insurance and managed care organizations have contracted with HEARx for such care and to retail “self-pay” patients. Seventy-nine HEARx centers are currently located in California, Florida, New York and New Jersey. HEARx is the largest hearing care organization accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) in the $2.5 billion field of hearing services of which approximately $600 million is generated in the geographic areas currently serviced by HEARx centers.

About Helix
 Helix, through its primary operating subsidiaries, owns or manages 128 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota, Missouri and Washington, as well as in the Provinces of Ontario and Quebec, Canada. Also, through its Hear USA Advantage Network and its recent acquisition of Auxiliary Health Benefits Corporation, doing business as National Ear Care Plan, Helix has access to more than 2000 affiliated provider members. Helix is currently one of the leading corporate-owned clinic, e-commerce / direct marketing and affiliated provider network companies in the North American hearing healthcare industry.

On May 24, 2002, HEARx filed an amended joint proxy and registration statement with the U.S. Securities and Exchange Commission concerning the combination with Helix. Investors and security holders are urged to read the joint proxy and registration statement filed with the SEC on May 24, 2002 and other relevant documents carefully when they are made available. These documents will contain important information about the transaction and related matters. The definitive joint proxy statement and prospectus will be sent to stockholders of HEARx and Helix commencing on or about May 29, 2002. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing requests to:

HEARx:	1250 Northpoint Parkway West Palm Beach, Florida 33407 Attention: Corporate Secretary	Helix:	7100 Jean-Talon East – Suite 610 Montreal, Quebec, H1M 3S3 Attention: Corporate Secretary

The directors and executive officers of HEARx and Helix may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters. These persons include Paul A. Brown, M.D., Mr. Stephen Hansbrough and Mr. Bryan Burgett for HEARx and Mr. Steve Forget and Mr. Frank Tellier for Helix. A description of the interests of the directors and executive officers of HEARx and Helix in the transaction is set forth in the joint proxy and registration statement filed with the SEC on May 24, 2002.

Company Contact HEARx: Paul A. Brown, M.D., Chairman of the Board at (561) 478-8770 Ext. 123

Company Contact Helix Hearing Care of America Corp.: Mr. Steve Forget, President and C.E.O. at (514) 353-0001